400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
June 11, 2007
VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Attention:	Peggy Kim, Esq., Senior Staff Attorney Scott Anderegg, Esq., Staff Attorney Donna DiSilvio, Senior Staff Accountant Scott Stringer, Accountant

Re:	Lululemon Corp.
Comments to Registration Statement on Form S-1 filed May 1, 2007
Commission File No. 333-142477
Ladies and Gentleman:
          On behalf of Lululemon Corp. (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 31, 2007 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments.

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington
www.pepperlaw.com

Securities and Exchange Commission
June 11, 2007

Form S-1
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company supplementally advises the Staff that, based in part on input received from the underwriters, the “pre-money” IPO equity valuation of the Company is preliminarily estimated to be between $800 million and $900 million.

The prospectus will be revised in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

2.	We note that prior to or simultaneously with the commencement of the offering, you will participate in a corporate reorganization that will involve the issuance of the following securities: (1) common stock to existing stockholders, non-participating preferred stockholders of Lulu USA, and Slinky, an entity affiliated with Mr. Wilson and (2) special voting stock and Lulu Canadian exchange shares that are exchangeable into your common stock. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of common stock and special voting and exchange shares and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 2, 1992). We may have further comment.

Rule 152 under the Securities Act of 1933, as amended (the “Securities Act”) provides that the exemption from registration provided by Section 4(2) of the Securities Act is available for “transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” The potential integration of a private offering and a subsequent public offering was further defined in the Black Box Incorporated No Action Letter (June 26, 1990), in which the Staff indicated that a private offering will be deemed to be completed for purposes of Rule 152 once the only remaining conditions to its closing are beyond the control of the investors, such that their investment decisions have been made. The Staff has further indicated that “the filing of a registration statement is deemed to be the commencement of a public offering.” Squadron, Ellenoff, Plesant & Lehrer No Action Letter (February 28, 1992).

Securities and Exchange Commission
June 11, 2007

Based upon this analysis, the Company respectfully submits that the issuance of (i) its common stock to the Company’s existing stockholders and to the equity holders of LIPO Investments (Cananda) Inc. and (ii) special voting stock and Lulu Canadian Holding, Inc. exchangeable shares (collectively, with such common stock and special voting stock, the “Capital Stock”) in connection with the reorganization of the Company as contemplated by the Agreement and Plan of Reorganization dated as of April 26, 2007 (the “Reorganization Agreement”), by and among Lululemon Corp., Lululemon Athletica USA, Inc., Lululemon Athletica Inc., LIPO Investments (USA), Inc., LIPO Investments (Canada), Inc., (“LIPO (Cananda)”) Lulu Canadian Holding, Inc. and the other parties named therein, are not subject to integration with the Company’s initial public offering (the “IPO”). The Reorganization Agreement, and the investment decisions of the Company’s stockholders contemplated therein, including the issuance of the Capital Stock in connection with the reorganization of the Company in the event of an initial public offering, were completed prior to the commencement of the IPO. The Reorganization Agreement was entered into on April 26, 2007. The initial Registration Statement on Form S-1 of the Company relating to the IPO was not filed until May 1, 2007. The Reorganization Agreement provides binding terms and provisions under which each of the stockholders has agreed to purchase and acquire shares of the Capital Stock, and the execution of the Reorganization Agreement represents a completed private placement of such capital stock for purposes of Rule 152. None of the stockholders who are parties to the Reorganization Agreement retained any discretion with respect to the acquisition of the Capital Stock contemplated in the Reorganization Agreement after the agreement was executed. Furthermore, the investors have no discretion to terminate the Reorganization Agreement; the Reorganization Agreement terminates automatically if the Company decides not to proceed with the IPO.
Accordingly, the Company respectfully submits that Rule 152 is a valid basis for separating the transactions contemplated in the Reorganization Agreement and the IPO.
Notwithstanding the Company’s view with respect to the application of Rule 152 to the separation of the transactions contemplated in the Reorganization Agreement and the IPO, for the sake of completeness the Company also

Securities and Exchange Commission
June 11, 2007

respectfully asserts that based upon the Commission’s “Five Factors” test first set forth in Securities Act Release No. 333-4552 (November 6, 1962), the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO. The five factors that the Commission has developed to determine whether the integration doctrine should apply to multiple transactions are as follows: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose.
Based on the application of the Five Factors test, as discussed below, the Company believes that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.
•	Single Plan of Financing. The Reorganization Agreement and the IPO represent different plans of financing from the Company’s perspective. In the Reorganization Agreement, the Company and certain of its existing stockholders agreed to the terms of the exchange of the existing securities of the Company and LIPO (Canada) upon the completion of the IPO, primarily to (i) simplify the Company’s corporate structure such that, with the exception of the exchangeable shares (the “Exchangeable Shares”) to be issued by Lulu Canadian Holding, Inc., all equity and voting interests in the lululemon entities will be held through the Company, and (ii) eliminate dividend-accruing preferred stock, and not as a means of raising money. In the IPO, the Company is offering securities to a broad range of new investors to raise cash for the future growth of its business.

•	Same Class of Security. The Company acknowledges that both the Reorganization Agreement and the IPO involve the issuance by the Company of the same class of security, namely the Company’s common stock.

•	Timing. Although the Reorganization Agreement contemplates transactions that will ultimately occur upon the closing of the IPO, the investment decision of each investor relating to those transactions was made when the Reorganization Agreement was signed. The Reorganization Agreement is an agreement among the Company and each of its existing investors, each of whom made its initial decision to invest in the Company’s securities no later than December 2005, when the Company’s then sole stockholder, Mr. Chip Wilson, sold 48% of his equity interest in the Company to a group of private equity investors.

•	Consideration Received. The consideration to be received by the Company in the IPO is cash. The consideration that the Company will receive from the transactions contemplated in the Reorganization Agreement is the exchanged shares of preferred stock.

Securities and Exchange Commission
June 11, 2007

•	Same General Purpose. The general purpose of the IPO is to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. The general purpose of the Reorganization Agreement is to provide for the exchange of the Company’s outstanding preferred stock upon the closing of the IPO as well as to simplify the Company’s organizational structure.
Pursuant to Rule 152 and based upon the application of the “Five Factors” test, the Company respectfully submits that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.
Front Cover of Prospectus
3.	We note that you have listed eight underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

The Company respectfully advises the Staff that the eight underwriters listed on the cover page were selected by the Company to be managing underwriters and will all share the portion of the underwriters’ discount constituting the management fee.
Prospectus Summary, page 1
4.	Please provide support for your statement that you are “one of the fastest growing designers and retailers of technical athletic apparel in North America.”

The Company respectfully advises the Staff that the Company’s claim that it is “one of the fastest growing designers and retailers of technical athletic apparel in North America” was based on the Company’s review of the reported financial performance for eleven comparable athletic apparel companies. As reflected in the following table, compared to the eleven comparable athletic apparel companies, as of April 16, 2007, the Company enjoyed a higher compound annual growth rate from 2004 through 2006 and a higher percentage growth in net income from 2005 through 2006. Since the Company did not have positive income in 2004, net income growth from 2004 through 2006 could not be computed.

	’04-‘06	’05-‘06
Company	Sales CAGR	Net Income Growth
Adidas Group	31.2%	13.2%
Big 5 Sporting Goods	5.9%	12.0%
Cabela’s	15.1%	18.2%

Securities and Exchange Commission
June 11, 2007

	’04-’06	’05-’06
Company	Sales CAGR	Net Income Growth
Dick’s Sporting Goods	21.5%	1.6%
Finish Line	7.1%	(36.8%)
Foot Locker	3.6%	0.4%
Nike	7.7%	14.9%
Puma	24.4%	(7.9%)
Under Armour	44.9%	98.0%
Volcom	34.7%	20.6%
Zumiez	39.3%	62.3%
Lululemon	91.1%	449.9%
5.	If you choose to highlight your company’s strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

The Company has added disclosure regarding the risks facing the Company on pages 3 and 4 of the prospectus in response to the Staff’s comment.
Risk Factors, page 9
6.	Please consider whether to separate the discussion within a risk factor because it discusses separate and distinct risks, such as your risk factor on page 21.

The Company has revised the disclosure on pages 15 19, 20, 21, 22 and 23 of the prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
7.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that your net revenues grew at a compound annual growth rate of 91.1% for the period from fiscal 2004 to fiscal 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

Securities and Exchange Commission
June 11, 2007

     See item 303 of Regulation S-K and SEC Release No. 33-8350.
The Company has added disclosure on pages 48 and 49 of the prospectus in response to the Staff’s comment. Also, the Company respectfully submits that additional disclosure responsive to the Staff’s comment is included throughout the MD&A, including on pages 49, 50, 51, 52, 67 and 68 of the prospectus.
Interest Income, pages 54 and 59
8.	We note interest income increased $87,174, or 160%, to $141,736 for fiscal 2006 from $54,562 for fiscal 2005 and 411% from 2004 to 2005. Please clarify for us your use of the term constant in your discussion of year over year changes.
The Company has revised the disclosure on pages 62 and 66 of the prospectus in response to the Staff’s comment to indicate that the interest income increased during the periods reported due to increased average cash balances.
Business, page 71
9.	We note your references to studies published by the Yoga Journal, SGMA International, NPD Group Consumer Tracking Service and a third-party survey commissioned by one of your investors. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author’s consent to be named in the registration statement.
The Company is supplementally providing to the Staff under separate cover copies of those market studies published or prepared by Yoga Journal and SGMA International as well as a copy of each of their respective consents authorizing the Company to use their respective market studies. The reference to information provided by NPD Group Consumer Tracking Service relates to information presented in the SGMA International market study that was attributed to NPD Group. The Company obtained NPD Group’s consent to use the information presented in the SGMA International market study, a copy of which is being supplementally provided to the Staff with the market studies and consents referenced above. Also, the Company is supplementally providing the Staff the portion of the customer survey commissioned by one of its investors used by the Company to support statements made in the prospectus.
Our Employees, page 81
10.	We note you disclose 1,673 employees as of April 1, 2007. Please explain, or revise, the inconsistency with the number of employees reported in FAQ 1 on your website which indicates 650.
     The Company respectfully advises the Staff that the Company has updated its website to reflect the correct number of employees.

Securities and Exchange Commission
June 11, 2007

Legal Proceedings, page 82
11.	Please augment your disclosure to discuss the factual basis alleged to underlie the Jones proceeding.
The Company has revised the disclosure on page 91 of the prospectus in response to the Staff’s comment.
Director Compensation, page 88
12.	Please revise so that the compensation discussion and analysis appears before the compensation tables, Refer to Section II.B.1 of SEC Release 33-8732A.
The Company has revised the disclosure on pages 98 through 105 of the prospectus in response to the Staff’s comment.
13.	Please disclose by footnote the grant date fair value of the option awards. Refer to Item 402(k)(iv) of Regulation S-K.
The Company has revised the disclosure on page 110 of the prospectus in response to the Staff’s comment.
Executive Compensation, page 90
14.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.
The Company has revised the disclosure on page 102 of the prospectus in response to the Staff’s comment. Additionally, the Company supplementally advises the Staff that disclosure of the specific targets necessary to be achieved for the Company’s named executive officers to earn annual bonuses would result in competitive harm to the Company by providing the Company’s competitors with insight regarding the Company’s strategic growth strategy for the fiscal year.
15.	We note that you grant cash awards that are intended to serve as an incentive for performance to occur over a specified period. Please revise to include this non-equity incentive plan compensation, as required by Item 402(c)(2)(vii) and (d)(2)(iii) of Regulation S-K.

Securities and Exchange Commission
June 11, 2007

The Company respectfully advises the Commission that all cash bonuses paid to employees in fiscal 2006 were solely discretionary in nature and did not relate to an incentive plan established by the Company. Such bonuses were paid to the employees at the end of the fiscal year based on the employee’s exemplary performance during the year. The employee had no expectation for such an award and no metrics or performance targets were ever communicated to the employee. In March 2007, the Company adopted a non-equity incentive plan pursuant to which it intends to pay cash awards to employees for their service in fiscal 2007.
16.	We note from your summary compensation table that the compensation of your executives has fluctuated over the past three years. Please describe the factors considered in decisions to increase or decrease compensation materially. Refer to Item 402(b)(2)(ix) of Regulation S-K.
The Company has revised the disclosure on page 106 of the prospectus in response to the Staff’s comment.
Agreements with Named Executive Officers, page 101
17.	Please revise to quantify the value of the lump sum amounts payable to each named executive upon termination. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in tabular format.
The Company has revised the disclosure on pages 114 and 115 of the prospectus in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 109
18.	Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.
The Company has revised the disclosure on page 121 of the prospectus in response to the Staff’s comment. Additionally, the Company has filed the additional exhibits as set forth on pages II-5 and II-9 of the Amendment in further response to the Staff’s comment. Supplementally, the Company confirms that all related party contracts that are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) Regulation S-K have been filed as exhibits.
Stockholders Agreement, page 109
19.	We note that you state that the preemptive rights do not apply to this initial public offering. Please also state whether the rights of first refusal and participation rights apply to this initial public offering and if so, then describe the material terms of the rights.

Securities and Exchange Commission
June 11, 2007

The Company respectfully advises the Staff that rights of first refusal and participation rights do not apply to this initial public offering. The Company has revised the disclosure on pages 121 and 122 of the prospectus in response to the Staff’s comment.
Principle and Selling Stockholders, page 114
20.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Advent International Corporation, Highland Capital Partners and Brooke Private Equity Advisors. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.
The Company has revised the disclosure on pages 127 and 128 of the prospectus in response to the Staff’s comment for Highland Capital Partners and Brooke Private Equity Advisors.
The Company further advises the Staff that, with respect to the shares held by the Advent funds, Advent International Corporation as general partner exercises voting and investment control over the shares. Advent has advised the Company that no single natural person has the ability or authority to exercise voting and/or dispositive power, or the ability or authority to prevent the exercise of voting and/or dispositive power over the shares of the Company’s common stock held by any of the Advent selling stockholders. Based on its internal decision-making structure, Advent does not believe that disclosure of the name of any natural person is required in delineating the beneficial ownership of the shares of common stock held by any of the selling stockholders. Advent further indicated that the scope of the existing beneficial ownership disclosure in the Form S-1 is consistent with disclosures made in other registration statements with respect to the beneficial ownership of other equity securities owned by Advent’s partnerships. Specifically, Advent noted that those disclosures in other registration statements have not included the names of any natural persons. Based on the information provided by Advent, the Company has revised the disclosure on page 127 of the prospectus to provide that Advent International Corporation exercises voting and investment control over the shares.
Description of Capital Stock, page 118
21.	You state that all shares of your outstanding common stock are fully paid and non-assessable. This appears to be a legal conclusion that only your counsel may make. Please revise to clarify, if true, that this is counsel’s opinion. You should also identify counsel and refer readers to the legality opinion.
The Company has deleted the reference to “fully-paid and non-assessable” on page 130 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
June 11, 2007

Registration Rights, page 122
22.	Please explain whether or not any of the certain registration rights might require the Company to transfer consideration to the counterparty in the event of default. If so, please explain the extent to which you have considered FSP EITF 00-19-2 - Accounting for Registration Payment Arrangements.
The Company respectfully advises the Staff that the proposed terms of the amended and restated registration rights agreement to be entered into in connection with the Company’s reorganization does not require the Company to transfer consideration to a counterparty in the event the Company defaults on its obligations under the registration rights agreement. In the event that the counterparties claim the Company defaulted on its obligations under registration rights agreement, the counterparties would be limited to seeking remedies to which they may be entitled in law or in equity.
Combined Consolidated Balance Sheets, page F-3
23.	We note on the face of your balance sheet you present allowance for doubtful accounts as having a balance of $nil and the majority of the receivables represent royalties payable to the Company from its franchisees. In Note 5 you disclose the acquisition of net assets of franchisees and the abandonment of working capital. Please disclose the amount of accounts receivable written off in each of the periods presented.
The Company respectfully advises the Staff that the working capital abandoned in the acquisition of franchises described in Note 5 of the financial statements refers primarily to inventory and did not include any amounts in respect of royalties payable to the Company or other receivables. The Company did not write off any accounts receivable during the years ended January 31, 2005, 2006 and 2007 or in the three months ended April 30, 2007.
24.	We note that in connection with a proposed initial public offering, your series A, B and TS preferred stock will automatically convert into common stock. Please advise or revise to present a pro forma balance sheet as of December 31, 2006 to give effect to the capital transaction.
The Company respectfully advises the Staff that in connection with the Company’s proposed reorganization, the Series A and TS preferred stock will automatically be exchanged for shares of common stock. The Company also advises the Staff that there are no shares of Series B preferred stock outstanding. Thus, the Series A and TS preferred stock are the only classes of the Company’s capital stock that will be exchanged into common stock in the Company’s proposed reorganization. The Company believes that the presentation of the pro forma effect of this transaction is adequately explained under “Capitalization” in the prospectus and in Notes 10 and 12 of the financial statements.
The Company respectfully advises the Staff that it believes that the disclosure of a pro forma balance sheet in the financial statements is not required as defined by

Securities and Exchange Commission
June 11, 2007

regulation S-X Article 11 for the following reasons:
•	The proposed transaction does not meet the conditions for pro forma reporting as defined in Reg. 210.11-01 (a);

•	The Company believes that there is no material impact to the revenue producing activities of the Company as defined Reg. 210.11-01 (d); and

•	The Company respectfully submits that the proposed transaction has been adequately explained in words as disclosed under “Capitalization” in the prospectus and in Notes 10 and 12 of the financial statements.
Note 9 Combined Stockholders Equity, page F-17
25.	We note in the event of an initial public offering your series A, B and TS are convertible into common shares of Lululemon Corporation at a ratio of 1:100 plus the number of shares equivalent to unreturned cost and accrued and unpaid dividends (the conversion). In the absence of transactions with independent third parties we view the anticipated IPO price as a leading indicator of value of your stock in the months leading up to your IPO. Accordingly, if your IPO price exceeds the conversion price of your preferred shares it appears a beneficial conversion feature would need to be recognized. Please explain to us the extent to which you have considered the requirements of EITF 98-5 and 00-27.

Prior to December 5, 2005, Mr. Dennis “Chip” Wilson and his personal holding companies were the sole shareholders of Lululemon Athletica, Inc. (“LAI”) and Lululemon Athletica USA Inc. (“USA” and, together with LAI, the “Operating Companies”). For purposes of this response to the Staff’s comment number 25, Mr. Wilson and his personal holding companies are collectively referred to as “Mr. Wilson.” On December 5, 2005, Mr. Wilson entered into a transaction with third party investors to effectively sell a 48% interest in the Lululemon businesses. The structure of the transaction was designed in conjunction with tax planning strategies with the intention that Mr. Wilson would retain a 52% interest in the Lululemon businesses and the new investors would have a 48% interest. A corporate restructuring was completed at the time of this transaction which resulted in the Operating Companies being placed under certain holding companies (Lululemon Corp. and LIPO (Canada) from which shares were issued to Mr. Wilson and to the new investors. Except for certain liquidation preferences, the shares have the same characteristics in the aggregate. These characteristics are established through the articles of incorporations, the bylaws of the companies and shareholders’ agreements.

All of the shares issued by both Lululemon Corp. and LIPO (Canada) had essentially the same conversion characteristics. Those conversion characteristics were designed to provide Mr. Wilson with 52% and the new investors with 48% of the common shares of Lululemon Corp. upon the occurrence of certain events, ignoring the impact of any subsequent options that would be issued by the Operating Companies which would be exchanged for Lululemon Corp. options if certain events occurred. One of the events that would trigger the conversion was a qualified initial public offering (IPO). As originally contemplated, upon an IPO, all of the outstanding shares of LIPO (Canada) would first be exchanged for shares of series B preferred stock of Lululemon Corp. having a stated value equal to the liquidation value of the converted shares, after which all classes of the preferred stock of Lululemon Corp. would be converted into 100 common shares of Lululemon Corp. plus the number of common shares resulting from dividing the stated value and accrued dividend thereon at 8% by the initial public offering price. This formula was designed such that Mr. Wilson would receive 52% of the fixed number of shares to be issued and 52% of the variable number of shares to be issued and the new investors would receive 48% of each component of the conversion formula.

Securities and Exchange Commission
June 11, 2007

The transaction between Mr. Wilson and the new investors was an arms length transaction consummated on December 5, 2005. The aggregate value of the variable component of the conversion formula was determined based on the enterprise value of the Lululemon business at the time of the transaction. The structure of the transaction is complex and involved two corporations. In considering whether any beneficial conversion feature existed, we considered the guidance in EITF 98-5 and 00-27 on an aggregated basis by comparing the relative economic value of the equity interests issued to Mr. Wilson (the owner of the Lululemon entities) and the new investors. We believe that the economic value of all of the shares issued to Mr. Wilson and the new investors had attributes in the aggregate that resulted in those interests being equivalent and the new investors have not and will not realize any enhanced economic value on an aggregated basis compared to the value to be realized by Mr. Wilson on an aggregate basis. Accordingly, we believe that the arrangement did not provide a beneficial conversion feature to one group of equity holders over any other group.

In addition, we note that both EITF 98-5 and 00-27 indicate that the fair value of the issuer’s common stock to be used to measure the intrinsic value should be based on the commitment date. Based on the definition of the commitment date, we believe the commitment date was the date of the transaction which was December 5, 2005. As noted above, the transaction was designed to ensure that the economic value to each party was equivalent. If the two parties had issued common shares on December 5, 2005, Mr. Wilson would have received 52% and the new investors 48% for which the new investors would have paid 48% of the enterprise value. Accordingly, we believe that there would not have been any additional value accruing or accreting to any party at that date as each party contributed assets (the businesses or cash) at fair value equivalent to the interests contemplated in the transaction.

During the period since the December 5, 2005 transaction, the companies have not issued any additional shares except for 500 shares of series A preferred stock of Lululemon Corp. issued to two directors at a discounted price which has been accounted for as stock based compensation.

The conversion feature in question is triggered on an initial public offering. EITF 98-5 and 00-27 consider this to be a contingent event and only requires a recognition of the intrinsic value, if any, at the date the triggering event occurs. Further, the formula includes a conversion price that is reset based on the IPO price. EITF 98-5 and 00-27 indicate that if the conversion price is reduced such that the holder would receive an incremental number of shares of the Company’s common stock compared to the number that would have been received on the commitment date should be accounted for over the remaining term of the conversion right. In the circumstances as of the date of this letter, we believe that the number of shares of the Company’s common stock that would be issued at the IPO date will not be incremental to the number that would have been issued on the commitment date.
26.	If your anticipated IPO price is more than the estimated fair value upon which you have been measuring stock compensation expense please discuss and quantify the events that occurred, operationally and financially that may have caused fluctuations in the fair value of your stock.
In response to the Staff’s comment, the Company respectfully advises the Staff that options were issued on December 5, 2005 by LIPO Investments Canada and by LIPO Investments (USA), Inc. (“LIPO (USA)”) under stockholder sponsored stock-based compensation plans (the “LIPO Plans”). Additionally, Lululemon Athletica, Inc. (“LAI”) and Lululemon Athletica USA Inc. (“USA”), granted options on July 3, 2006, December 6, 2006, December 27, 2006 and January 3, 2007 under their respective equity incentive plans (the “Lululemon Plans”).

Securities and Exchange Commission
June 11, 2007

				Estimated
				Company Value
				at Grant Date
			Originally	($USD in
Grant Date	Issuer	Security Issued	Issued	millions)
12/5/2005	LIPO (Canada)	Class A Options	5,295,952	$193.3
		Class B Options	11,062,179	$193.3
	LIPO (USA)	Class A Options	5,295,952	$193.3
		Class B Options	11,062,179	$193.3

07/03/06	LAI	Options	1,217,000	$283.8
	USA	Options	1,217,000	$283.8

12/06/06	LAI	Options	2,500	$778.4
	USA	Options	2,500	$778.4

12/27/06	LAI	Options	549,500	$778.4
	USA	Options	549,500	$778.4

01/03/07	LAI	Options	150,000	$778.4
	USA	Options	150,000	$778.4
The following is a discussion of the factors considered to determine the estimated fair value of the Company for measuring stock compensation expense at grant date for the securities described in the table above. The Company believes it has considered all relevant factors for the periods presented and has used reasonable methods to estimate the fair value of the Company at such dates.
The LIPO Plans
On December 5, 2005, Lululemon’s founder, Mr. Dennis “Chip” Wilson, sold 48% of Lululemon to a group of private equity investors led by Advent International and Highland Capital Partners (the “Funds”). In conjunction with this transaction, LIPO (Canada) and LIPO (USA) were set up at the date of the transaction to hold the founder’s remaining interest in LAI and USA, respectively. Mr. Wilson created two share option plans in LIPO (Canada) and LIPO (USA) for the benefit of the Company’s employees. Each grant made under the options plans is comprised of an equal number of interests in both LIPO (Canada) and LIPO (USA). The sole asset of each of LIPO (Canada) and LIPO (USA) is its interest in LAI and USA, respectively. Accordingly, the options effectively represent the economic equivalent of holding an option on the underlying operating company.

Securities and Exchange Commission
June 11, 2007

In accordance with FAS-123R the options were deemed to represent consideration for employment services provided to the operating companies and the value of those services was assessed for inclusion in the operating companies’ financial statements.
On December 5, 2005, the fair value of LIPO (Canada) and LIPO (USA) shares was determined according to the underlying value of their interest in LAI and USA, respectively. The value of Lululemon was imputed from the December 5, 2005 transaction consummated between Mr. Chip Wilson and the Funds. The transaction between Mr. Wilson and the Funds was an arm’s length transaction that followed an auction process administered by Mr. Wilson and his advisors. The Funds paid USD $92.8 million for 48% of the Company implying an overall value of USD $193.3 million. This implied Company valuation was used as a basis for calculating the fair value of the options granted in LIPO (Canada) and LIPO (USA) at December 5, 2005.
The Lululemon 2005 Equity Incentive Plans
In January 2006, the Company’s Board of Directors (the “Board”) authorized each of the Operating Companies to each create the Lululemon Plans. Under the terms of each of the Lululemon Plans, 2,500,000 common shares in each of the respective Operating Companies were set aside for distribution to directors, employees or consultants in the form of options, stock appreciation rights, restricted stock or restricted stock units. Each grant made under the Lululemon Plans is comprised of an equal number of interests in both LAI and USA.
Grants under the Lululemon Plans
Options to acquire common interests in the Operating Companies were granted under the Lululemon Plans on four occasions during the year ended January 31, 2007:

Grant Date	Options Issued
July 3, 2006	1,217,000
December 6, 2006	2,500
December 27, 2006	549,500
January 3, 2007	150,000
Because of the proximity of the two December 2006 grants and the January 2007 grant, the same valuation was used for all three grant dates.

Securities and Exchange Commission
June 11, 2007

July 3, 2006 Grant

In January 2006, Lululemon’s Board approved the grant of options to purchase 1,217,000 shares. All terms of the options, other than the exercise price, were approved at the January 2006 meeting. At the time of the grant, the Board determined that the exercise price of the options would be equal to the fair value of the common stock of the respective Operating Companies and established a committee to determine such value. As discussed below, the Company engaged an independent valuation firm to perform a valuation of the common stock of the Operating Companies. The independent valuation firm reported to the committee that it calculated the aggregate fair value of the Operating Companies’ common stock to be $212.0 million, which valuation was approved by the committee on July 3, 2006 and consequently established the exercise price for the options.

Set forth below is a discussion of the factors taken into consideration by the Company in connection with the preparation of the audited financial statements in 2007 to determine the appropriate stock-based compensation expense to be charged in connection with the July 2006 grants.
Discussion
Third-Party Valuation. Lululemon’s Board engaged an independent valuation firm, Appraisal Economics Inc., to perform a valuation of the Company as of April 30, 2006. After reviewing this valuation and in connection with the preparation of the fiscal 2006 financial statements, management determined that the report would not be appropriate for valuing the options as the report did not fully consider requirements under FAS 123R and other relevant regulatory guidelines, specifically:
•	The valuation did not coincide with the option grant dates; and

•	The valuation incorrectly included a minority interest discount.
As a result of these concerns, management determined that it would be necessary to calculate its own valuation for accounting purposes.

Management Valuation. In connection with the preparation of the fiscal 2006 financial statements, management prepared an initial valuation for the July 2006 grants based upon sales and earnings multiples implied by the December 5, 2005 transaction (described above). Because the December 5, 2005 transaction was an arms-length transaction, management considered this transaction to be an accurate data point for determining value.

The USD $193.3 million Company value from the December 5, 2005 transaction was used to establish implied 12-month trailing net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”)

Securities and Exchange Commission
June 11, 2007

multiples of approximately 2.7x and 9.7x, respectively. Adjusted EBITDA is calculated as the sum of income from operations, depreciation, amortization, principal stockholder bonus, lawsuit settlement expense and stock-based compensation expense. These multiples were then applied to the Company’s 12-month trailing revenue and adjusted EBITDA for the 12-month period ended June 30, 2006 to provide estimates of Company value as of July 3, 2006. These estimates were weighted 70%/30% between revenue and adjusted EBITDA, respectively, based on management’s determination that at the Company’s then current stage of development, revenue was a more appropriate indication of value than EBITDA. At the time, many of the Company’s new stores did not achieve positive adjusted EBITDA because pre-opening costs were recognized when incurred. Using this method, the estimated Company value at the July 2006 grant date was $283.8 million.

In addition to being the most recent indication of value based on an arms length negotiation, management believed that the multiples implied by the December 5 transaction best reflected the value of the Company in July 2006 given the following considerations:
•	In July 2006, management and the Board did not believe an initial public offering was possible in the near future. The December 2005 transaction had taken place just a little more than six months prior and the new investors were still in the process of assisting the company by augmenting the management team and addressing concerns related to opening additional new stores in the United States.

•	In connection with the December 2005 transaction, Bob Meers joined the company as chief executive officer. In the first quarter of 2006, Mr. Meers and the Board determined that the current management team needed to be significantly augmented in order to support the Company’s meaningful growth, and the Board instructed Mr. Meers to hire a new chief operating officer and a new chief financial officer as well as a number of other non-executive management positions throughout the Company. Many of the key positions were not filled until the end of 2006. The Company’s chief operating officer, Mike Tattersfield, was hired in October 2006 and the Company’s chief financial officer, John Currie, was hired in January 2007. Other key hires between September 2006 and January 2007 included a new head of global sourcing, a new head of U.S. operations and a new head of store development.

•	At the beginning of July 2006, the Company had only seven stores in the United States, four of which were located in California. Although the Company was predominantly a Canadian retailer, management believed that growth and, ultimately, value would be directly tied to the Company’s success in the United States. With only limited experience outside of Canada, there was still significant uncertainty that the concept would be successful in the United States and that management would be able to identify suitable markets and retail sites.

Securities and Exchange Commission
June 11, 2007

•	In addition, before 2006, the Company relied heavily on Canadian manufacturers whose manufacturing capacity would not have been sufficient to meet the Company’s targeted levels of apparel needs. In assessing the potential for growth, the Company determined that this reliance on Canadian manufacturers could limit its supply and ability to successfully open new stores and achieve meaningful net revenue growth. As a result, in 2006, the Company undertook efforts to identify suitable off-shore manufacturers with the necessary capacity to enable the Company to shift a greater percentage of its current and future manufacturing needs to off-shore manufacturers. This transition from local, Canadian suppliers to international manufactures involved meaningful risk requiring significant management focus and attention as well as additional management resources. This included a new head of global sourcing who joined the Company from Nike in September 2006.

•	A near-term initial public offering was also seen as unlikely in July 2006 as the Company only had one year of audited historical financial statements. In order for the Company to complete an initial public offering, the Company needed three years of audited historical financial statements. Without an audit for fiscal 2004, the Company would have to wait until audited financial statements were produced for fiscal 2007, which would not be available until the spring of 2008. In July 2006, no work was underway to assess the Company’s records to ascertain whether or not an audit could be performed for fiscal 2004.
December 2006 and January 2007 Grants

On December 6, 2006, the Board approved the grant of options to purchase 2,500 shares and on December 27, 2006, approved an additional grant of options to purchase 699,500 shares, including a grant of 150,000 to be effective on January 3, 2007 in connection with the chief financial officer’s commencement of employment. The Board determined that the exercise prices established on the grant dates represented the fair market value of the respective Operating Companies' common stock, based on the information available to the Board at the time.

Set forth below is a discussion of the factors taken into consideration by the Company in connection with the preparation of the audited financial statements in 2007 to determine the appropriate stock-based compensation expense to be charged in connection with the December 2006 and January 2007 grants.
Discussion
In October 2006, the Company’s auditors were engaged to assess the Company’s records and ascertain whether or not an audit could be performed for fiscal 2004. In November 2006, the Company’s auditors determined that an audit could be performed on the Company’s records for fiscal 2004.

Securities and Exchange Commission
June 11, 2007

Though the search for a new chief financial officer was still not complete, many of the Company’s key hires with U.S. retail experience were in place by November 2006. The strength of the new management team as well as two consecutive quarters of the Company’s then highest comparable store sales growth since its formation (comparable store sales were 32% and 29% in the second quarter of 2006 and the third quarter of 2006, respectively) led the Board to consider an initial public offering. In late November 2006, management hosted a number of investment banks at the Company’s headquarters in Vancouver to introduce the bankers to the business. Feedback from the investment bankers supported the Board’s view that a near-term initial public offering could be a viable alternative for the Company. In January, 2007, management and the Board asked a number of investment banks to “pitch” an initial public offering. In January 2007, after meeting with a number of investment banks, the Board selected Goldman Sachs, Merrill Lynch, Credit Suisse, UBS, William Blair, CIBC, Wachovia and Thomas Weisel as managing underwriters of a potential initial public offering.

By the time the managing underwriters were selected in January 2007, the Company had 12 stores in the U.S., including a newly-opened New York City store, which generated sales of $0.5 million in December 2006, its first month of operations, making it the Company’s most successful opening to date in the U.S.

Due to the proximity of the December 2006 and January 2007 grants to a potential initial public offering, management determined that it was necessary to use a different valuation methodology for the December 2006 and January 2007 option grants. Based in part on discussions with the Company’s underwriters and other investment banks during the “pitch” process in January 2007, management believed that an initial public offering could be completed as soon as April 30, 2007 and that the estimated value of the Company at an assumed initial public offering date of April 30, 2007 would be approximately $832 million.

This increase in estimated valuation was based, in part, on the investment banks’ view that the public markets generally determine value based on the “forward looking” sales and earnings potential of the Company. Specifically, the Company’s value assuming a second fiscal quarter 2007 initial public offering would be based, in part, on the Company’s fiscal 2008 earnings. A valuation based on historical results was more appropriate for prior option grants given the greater uncertainty facing the Company in early to mid 2006, including the ability to identify and hire senior level executives, the transition to offshore manufacturers, the lack of substantive feedback on the Company’s retail concept in the United States, and lack of

Securities and Exchange Commission
June 11, 2007

audited historical financial statements. For a company experiencing rapid growth, a valuation based on forward sales and earnings will result in a significantly higher valuation multiple than a valuation based on historical results.

The estimated value of the Company based on an initial public offering on April 30, 2007 and the projected 12-month trailing revenue and EBITDA as of that date were used to establish implied 12-month trailing revenue and EBITDA multiples of approximately 5.2x and 22.7x, respectively. These multiples were then applied to the Company’s actual 12-month trailing revenue and EBITDA as of December 31, 2006, to arrive at an estimated Company value of $778.4 million.

Anticipated IPO Price

Based in part on discussions with our underwriters, the Company currently estimates that the likely “pre-money” IPO equity valuation of the Company will be between $800 million and $900 million. The preliminary anticipated IPO equity valuation is greater than the anticipated IPO equity valuation price from January 2007 for a number of factors, including stronger than forecasted comparable store sales in fiscal 2007, favorable exchange rate movement between the U.S. dollar and the Canadian dollar over the last two months, and appreciation in the U.S. equity markets.
27.	Please expand your disclosure to address any redemption requirements associated with the outstanding preferred stock. In this regard, please revise to clarify, or explain where you have included undeclared and accrued dividends in your financial statements as it does not appear that the carrying value of the preferred stock has been increased or that a charge has been made against retained earnings. See SAB Topic 3.C.

The Company respectfully advises the Staff that although the Series A, B and TS shares accrue dividends, these dividends do not become payable unless and until they are declared by the Board. As no dividends have been declared by the Board, there have been no dividends accrued. Additionally, because the Company’s preferred stock is not redeemable, SAB Topic 3.c does not apply.
Note 10 Equity Incentive Compensation Plan, page F-19
28.	Please disclose the amount of cash received from the exercise of options and the tax benefit realized. See SFAS 123R, paragraph A.240.i.

The Company respectfully advises the Staff that as of April 30, 2007, none of the options issued by the Company have been exercised.

Securities and Exchange Commission
June 11, 2007

Exhibits, page II-4
29.	Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

The Company has filed additional exhibits with the Amendment and will file the remaining exhibits as soon as possible. The Company acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness of the registration statement.
          We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

John P. Duke

cc:	Robert Meers
John Currie
Kevin Kennedy
Tahir Ayub
Barry M. Abelson